

December 6, 2013

Ernest J. Verrico, Sr.
Executive Vice President and Chief Financial Officer
Bankwell Financial Group, Inc.
20 Elm Street New
Canaan, Connecticut 06840

Re: **Bankwell Financial Group, Inc.**
Draft Registration Statement on Form S-1
Sunbitted on November 12, 2013
CIK No. 0001505732

Dear Mr. Verrico:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise your next submission to include management's discussion and analysis of financial condition and results of operations related to Wilton Bank for the periods presented in financial statements.

3. Please revise your next submission to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Prospectus Cover Page

4. Confirm that no distribution of the Prospectus will be made until the number of shares is included.

Prospectus Summary

5. In order to provide investors with a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio.

The Offering

Purchases by Officers and Directors, page 6

6. State the percentage of outstanding shares owned by insiders. If known, state the amount to be owned after this offering.

Risk Factors, page 19

7. You must describe all material risks. Consequently, delete the reference in the preamble to this section to risks you currently do not know or consider immaterial. If you want, you can describe this uncertainty as a risk factor.

Business

Lending Activities, page 47

8. Here or in your MD&A, expand the loan table to include the percentage of total loans each loan type represents of your entire portfolio.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

9. Please revise your next submission to discuss the impact of the Wilton Bank acquisition including purchase accounting and accounting for purchased impaired loans.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Polices

Loans receivable, page F-10

10. Please tell us and revise your next submission to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan and a nonaccrual loan classified as a troubled debt restructuring to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

11. Please revise your next submission to disclose whether your appraisals are obtained from a third party or developed internally and how often you obtain updated appraisals for your collateral dependent loans. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Part II

Exhibits

12. Please provide all exhibits with your next amendment to facilitate the staff's review.

General Closing Comments

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact William Schroeder, Staff Accountant, at 202-551- 3294 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief